QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 17)

Celltech Group plc
(Name of Subject Company (Issuer))

UCB S.A.
(Names of Filing Persons (Offeror))

Ordinary Shares
American Depositary Shares
(Title of Class of Securities)

Ordinary Shares (GB0001822765)
American Depositary Shares (US1511581027)
(CUSIP Number of Class of Securities)

Jettie Van Caenegem
UCB S.A.
60 Allee de la Recherche, 1070
Brussels
Tel: 011 32 2 559 9516
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)(2)
$2,731,955,531	$346,138

(1)
For purposes of calculating the filing fee pursuant to Rule 0-11(d), the transaction value of the Celltech Shares and Celltech ADSs (each Celltech ADS represents two Celltech Shares) to be received by UCB, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 278,128,673 Celltech Shares (including Celltech Shares represented by ADSs) multiplied by 550 pence per Celltech Share, the cash consideration being offered per Celltech Share which yields £1,543,913,835, converted to U.S. dollars at the noon buying rate on May 17, 2004, of £1=$1.7695 which yields $2,731,955,531, multiplied by 0.0001267, which yields $346,138. Each of the capitalized terms used is defined in the Tender Offer Statement on Schedule TO filed May 19, 2004.

(2)
Sent via wire transfer to the SEC on May 18, 2004.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Field:

☐
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issue tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 17, the final amendment, amends the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission (the "SEC") on May 19, 2004 by UCB S.A., a société anonyme organized under the laws of the Kingdom of Belgium ("UCB"), relating to a third-party tender offer (the "Offer") by UCB to purchase all of the (i) ordinary shares, nominal value of 50 pence each (the "Celltech Shares"), and (ii) American Depositary Shares, each representing two Celltech Shares (the "Celltech ADSs") and evidenced by American Depositary Receipts (the "Celltech ADRs"), of Celltech Group plc, a public limited company organized under the laws of England and Wales ("Celltech"), by supplementing the response to Item 11.

ITEM 11. ADDITIONAL INFORMATION

        The Subsequent Offer Period expired on August 24, 2004.

        On August 24, 2004, the compulsory acquisition procedure notice period under U.K. law with respect to the Celltech Shares expired. As described in the Offer Document dated May 19, 2004, and pursuant to Section 429 of the Companies Act 1985 of Great Britain, UCB will acquire all Celltech Shares that were not validly tendered during the Offer, which will result in the completion of its acquisition of Celltech.

        As of the close of the Offer, 283,345,692 Celltech Shares (including Celltech Shares represented by 1,978,485 Celltech ADSs), representing 98.9 per cent. of the entire issued share capital of Celltech, had been acquired pursuant to the Offer. Based on information provided by The Bank of New York (the "Depositary"), as of August 24, 2004, 583,689 Celltech ADSs remain outstanding that were neither validly tendered nor cancelled during the Offer. The Celltech ADSs not validly tendered or cancelled during the Offer will be cancelled by the Depositary.

        Celltech's deposit agreement with the Depositary with respect to the Celltech ADRs will be terminated.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ GEORGES JACOBS
	Name:	Baron Georges Jacobs
	Title:	Executive Director
	Date:	August 25, 2004

QuickLinks

SIGNATURE